Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group Inc.

Commission File No. 001-8444

ALC 6th Annual Leadership Conference Change Challenge Opportunity U.S AIRRWAYS A STAR ALLIANCE MEMBER

Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. U.S AIRRWAYS A STAR ALLIANCE MEMBER2

Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. U.S AIRRWAYS A STAR ALLIANCE MEMBER3

Stakeholders Recognize Value Creation US Airways was best performing stock in the Fortune 500 in 2012 AMR’s bankruptcy by far the most successful airline reorganization Indexed Price Performance Since Bankruptcy Filing 700 Since Bankruptcy Filing American 6.25% Notes: +474.8% 600 500 LCC: +281.7% Return 400% 300 200 100 AAMRQ: +140.1% 0 Nov-11 Jan-12 Mar-12 May-12 Jul-12 Sep-12 Nov-12 Jan-13 Mar-13 US Airways American American 6.25% Notes Source: Bloomberg – equity data from Nov. 28, 2011 to April 23, 2013; American 6.25% Notes from 12/1/2011 American Airlines U.S AIRWAYS

Airline mergers are uniquely difficult Can’t shut down for a day and put up a “Coming Soon” sign Customers won’t treat us as one airline until we act, look, and feel like one airline The public will never let us live it down if we screw up American Airlines U.S AIRWAYS

Tremendous complexity ahead 110,000 people working to serve our customers 6,700 daily flights to 336 destinations in 56 countries 1,511 aircraft in combined fleet 700 applications and systems That’s enough to fill Michigan Stadium to capacity Serving 41% of the world’s population More than Boeing and Airbus delivered in 2012 Almost six times the number of key applications by Microsoft American Airlines U.S AIRWAYS

Structure of the integration planning effort Transition Committee (TC) Integration Management Office (IMO) Planning teams • 29 Core Teams • 4 cross-functional teams American Airlines U.S AIRWAYS

Roles of IMO Capture the value Sequence the integration Coordinate the integration teams Manage risks Over-communicate More than $1 billion in estimated annual net synergies in 2015 No detail too small: walk before you run A lot of interdependencies A few days interruption costs millions of dollars Employees, customers, stakeholders American Airlines U.S AIRWAYS

Identify what needs to change and what doesn’t Concept of 20-20-50-10 No change or integration Integration needed ~50% ~20% ~20% ~10% Remain separate Already common Choose, Harmonize to integrate, go Best of Breed American Airlines U.S AIRWAYS

Phasing the integration Planning Two Airlines One Airline Announce- Close Close Close Close ment Close +30d +6mos +12-18mos +24-30mos Legal Close priorities and planning Post-close early results First 6 months Functional integration Post Single AOC optimization Get the basics required to be one company; plan rigorously for post-Close execution Show customers early benefits Go for the ‘no-regrets’ moves Combine the businesses and implement the plan Optimize once fundamentals are stabilized; fully capture the benefits of becoming one airline American Airlines U.S AIRWAYS

Phasing the integration Planning Two Airlines One Airline Announce- ment Close Close +30d Close +6mos Close +12-18mos Close +24-30mos Legal Close priorities and planning Post-close early results First 6 months Functional integration Post Single AOC optimization Signage Crisis planning American Airlines U.S AIRWAYS

Phasing the integration Planning Two Airlines One Airline Announce- ment Close Close +30d Close +6mos Close +12-18mos Close +24-30mos Legal Close priorities and planning Post-close early results First 6 months Functional integration Post Single AOC optimization Single passenger itinerary Systems decisions American Airlines U.S AIRWAYS

Phasing the integration Planning Two Airlines One Airline Announce- ment Close Close +30d Close +6mos Close +12-18mos Close +24-30mos Legal Close priorities and planning Post-close early results First 6 months Functional integration Post Single AOC optimization Frequent flyer redemption Product harmonization American Airlines U.S AIRWAYS

Phasing the integration Planning Two Airlines One Airline Announce- ment Close Close +30d Close +6mos Close +12-18mos Close +24-30mos Legal Close priorities and planning Post-close early results First 6 months Functional integration Post Single AOC optimization Single Res system Single website Combined OCC American Airlines U.S AIRWAYS

Phasing the integration Planning Two Airlines One Airline Announce- ment Close Close +30d Close +6mos Close +12-18mos Close +24-30mos Legal Close priorities and planning Post-close early results First 6 months Functional integration Post Single AOC optimization Single workforce Single brand Single customer experience American Airlines U.S AIRWAYS

Support for Merger in Philly PHL DCA CLT PHX U. S AIRWAYS A STAR ALLIANCE MEMBER

Systemwide Support for Merger PHL CLT PHX AUS DFW MIA TLH OKC TUL DCA JFK U. S AIRWAYS A STAR ALLIANCE MEMBER

Unprecedented Credit Card Program • Second largest co-branded credit card in the world • Largest MasterCard program in the world • If the new American were a bank, it would be the sixth largest credit card issuer in the world U.S AIRRWAYS A STAR ALLIANCE MEMBER